UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33197

GUIDANCE SOFTWARE, INC.

(Exact name of registrant as specified in its charter)

1055 E. Colorado Boulevard

Pasadena, California 91106-2375

(626) 229-9191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, $0.001 par value: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Guidance Software, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2017	By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Secretary